SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Park Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

700164106
(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, Suite 103, Greenwich, Connecticut 06830
(203) 769-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2009
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700164106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 700164106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 700164106	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No. 700164106	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on February 6, 2003 relating to the shares of common stock, no par value (the "Common Stock") of Park Bancorp, Inc. (the "Company") (the “Original Schedule 13D”). The Company's principal executive offices are located at 5400 South Pulaski Road, Chicago, Illinois 60632.  The Original Schedule 13D, as amended by this Amendment No. 1, is hereinafter referred to as the “Schedule 13D”.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Item 5 of the Schedule 13D as set forth below.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

A.	Tontine Financial Partners, L.P.
	(a)	Aggregate number of shares beneficially owned: -0-
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
	(c)	Not applicable.
(d)
TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.

	(e)	January 21, 2009.

B.	Tontine Management, L.L.C.
	(a)	Aggregate number of shares beneficially owned: -0-
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
	(c)	Not applicable.
	(d)	Mr. Gendell is the managing member of TM and in that capacity directs its operations.
	(e)	January 21, 2009.

C.	Jeffrey L. Gendell
	(a)	Aggregate number of shares beneficially owned: -0-
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
	(c)	Not applicable.
	(d)	Not applicable.
	(e)	January 21, 2009.

CUSIP No. 700164106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2011

JEFFREY L. GENDELL

/s/ Jeffrey L. Gendell

TONTINE MANAGEMENT, L.L.C.
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE FINANCIAL PARTNERS, L.P.
By: Tontine Management, L.L.C., its general partner
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell